Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 10, 2011

Russell Mancuso Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Selway Capital Acquisition Corporation Registration Statement on Form S-1 Amended July 26, 2011 File No. 333-172714

Dear Mr. Mancuso:

On behalf of our client, Selway Capital Acquisition Corporation, a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated August 5, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-172714) (the “Registration Statement”) and addressed to Yaron Eitan. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 6 to the Registration Statement (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended S-1.

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Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Russell Mancuso August 10, 2011 Page 2

Holders of our units, page 48

1.
Refer to your disclosure added in response to prior comment 2. In an appropriate section of your document, please disclose the tax effect if each unit is not treated for federal income tax purposes as an investment consisting of one callable Series A shares and one redeemable warrant; include the effect of the cancellation of the units.

COMPANY RESPONSE:

Changes in response to the Staff’s comment have been made on page 129 of the Amended S-1.

Use of Proceeds, page 53

2.	Please revise the table to reflect the use of working capital for commissions and expenses mentioned in response to prior comment 5.

COMPANY RESPONSE:

Changes in response to the Staff’s comment have been made on page 53 of the Amended S-1.

Permitted purchases of units or the underlying Series A Shares, page 78

3.	Please reconcile the first sentence of your response to prior comment 3 with Article Fifth(N) of exhibit 3.3.

COMPANY RESPONSE:

After further consideration, the Company has determined to provide that purchases under its 10b5-1 plan comply with all the requirements of Rule 10b-18.  Accordingly, changes have been made to pages 55, 69, 79, 122, and Article Fifth(N) of Exhibit 3.3 of the Amended S-1 to indicate that that the 10b5-1 plan will provide that purchases comply with Rule 10b-18.

4.	In light of the fact that the company does not appear to intend to comply with the safe harbor under Rule 10b-18, please tell us:

•
how you set the purchase price under the plan at $9.70 and why you decided $9.70 would be appropriate rather than some other amount. For example, did you base this amount upon your expectation of the eventual trading prices of the securities or did you base it on a formula to ensure that $0.30 would remain in trust or some other method;

Russell Mancuso August 10, 2011 Page 3

•
how the $0.30 that would remain in the trust account for each security acquired under the plan could affect the trading prices of the securities that are traded in the market prior to any potential acquisition or dissolution of the company; and

•
why you believe setting up a 10b5-1 repurchase plan such as this at a purchase price of 9.70 per share would not create potential liability for manipulation of the registrant’s stock price under Rule 10b-5. Please include in your analysis any authority upon which you rely.

COMPANY RESPONSE:

Please refer to the response to the Staff’s comment 3, above.  The Company has determined to provide that purchases under its 10b5-1 plan comply with all the requirements of Rule 10b-18 and has revised its disclosure in the pages of the Amended S-1 identified above.

Legal Matters, page 145

5.	Please disclose in this section the debt to counsel mentioned in the revision to footnote (1) on page 60.

COMPANY RESPONSE:

Changes in response to the Staff’s comment have been made on page 145 on the Amended S-1 to disclose the debt to counsel.

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Russell Mancuso August 10, 2011 Page 4

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP